                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. __________________)*

                            GUARDSMAN PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
           (Including the Associated Preferred Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  401489 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Douglas W. Huemme                               Copy to:
       Chairman, President and CEO                  Catherine L. Bridge, Esq.
        LP Acquisition Corporation                     Barnes & Thornburg
          Lilly Industries, Inc.              11 S. Meridian Street, Suite 1313
           733 S. West Street                      Indianapolis, Indiana  46204
       Indianapolis, Indiana  46225                       (317) 638-1313
             (317) 687-6701
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 4, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 401489 10 9            SCHEDULE 13D     Page    2     of    9    Pages
         ---------------------                         --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                            LP Acquisition Corporation
                                35-197697

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*      AF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization     Delaware

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power             5
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power           4,952,020**
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power        5
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power      0

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                       4,952,025**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
                     51.3% of the Shares outstanding as of February 28, 1996.**
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                           CO
          ---------------------------------------------------------------------

** On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition
         Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. The "Shares" consist of shares of common stock, $1.00 par value, of the Issuer, and the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Issuer and Chemical Bank, as Rights Agent. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880
         Shares held by James L. Sadler. The Stockholder Agreements and the Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), attached hereto as Exhibit 3, and the Stockholder Agreements are attached hereto as Exhibits 13, 14 and 15. In addition, Parent has owned 5 shares since prior to 1995.


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 401489 10 9             SCHEDULE 13D   Page   3      of    9    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                        Lilly Industries, Inc.
                          35-0471010
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ x ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*   BK

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization    Indiana

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power               5
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power             4,952,020**
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power          5
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power        0

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                      4,952,025**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                     51.3% of the Shares outstanding as of February 28, 1996.**
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                      CO, HC
          ---------------------------------------------------------------------

** On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. The "Shares" consist of shares of common stock, $1.00 par value, of the Issuer, and the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Issuer and Chemical Bank, as Rights Agent. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880 Shares held by James
         L. Sadler. The Stockholder Agreements and the Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), attached hereto as
         Exhibit 3, and the Stockholder Agreements are attached hereto as Exhibits 13, 14 and 15. In addition, Parent has owned 5 shares since prior to 1995

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         Title of Security:       Common Stock, $1.00 Par Value
                                  (Including the Associated Preferred Stock
                                  Purchase Rights)

         Issuer:                  Guardsman Products, Inc.
                                  3033 Orchard Vista Drive, S.E., Suite 200
                                  Post Office Box 1521
                                  Grand Rapids, Michigan 49501


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase, and Schedule I thereto, annexed hereto as Exhibit 3 is incorporated herein by reference.

         (d) and (e) During the last five years, neither the Purchaser, Parent, nor any persons controlling the Purchaser or Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 10 ("Source and Amounts of Funds") of the Offer to Purchase annexed hereto as Exhibit 3 and the Commitment Letter, dated February 8, 1996, between Parent and NBD Bank, N.A., as amended by the First Amendment, dated March 4, 1996, annexed hereto as Exhibit 2 are incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(g), (j) The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") and Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as
Exhibit 3 is incorporated herein by reference.

         (h)-(i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") of the Offer to Purchase annexed hereto as Exhibit 3 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES THE ISSUER.

         (a), (c) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit 3 is incorporated herein by reference.

         (b) On March 4, 1996, Parent entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James
L. Sadler and John H. Sadler (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880 Shares held by James L. Sadler. The Stockholder Agreements and the Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), attached hereto as Exhibit 3, and the Stockholder Agreements are attached hereto as Exhibits 13, 14 and 15. In addition, Parent has owned 5 shares since prior to 1995.


                          Purchaser:
                                  Sole Voting Power:                              5
                                  Shared Voting Power:                    4,952,020*
                                  Sole Dispositive Power:                         5
                                  Shared Dispositive Power:                       0

                          Parent:
                                  Sole Voting Power:                              5
                                  Shared Voting Power:                    4,952,020*
                                  Sole Dispositive Power:                         5
                                  Shared Dispositive Power:                       0

         * As of March 4, 1996.

         (d) The Principal Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities, subject to the terms of the Stockholder Agreements. Each of the Principal Stockholders owns more than 5% of the outstanding Shares.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit 3 is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following material is filed as exhibits:

                 1. Agreement, dated as of March 4, 1996, between Purchaser and Parent relating to the joint filing of this Schedule 13D.

                 2. Commitment Letter, dated February 8, 1996, between Parent and NBD Bank, N.A., as amended by the First Amendment, dated March 4, 1996.

                 3.       Offer to Purchase, dated March 8, 1996.

                 4.       Letter of Transmittal.

                 5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

                 6.       Notice of Guaranteed Delivery.

                 7. Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                 8. Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                 9.       Text of Press Release, dated March 4, 1996.

                 10.      Summary Advertisement, dated March 8, 1996.

                 11. Confidentiality Agreement, dated December 13, 1995, between Parent and Guardsman Products, Inc.

                 12. Merger Agreement, dated March 4, 1996, by and between Parent, Purchaser and Guardsman Products, Inc.

                 13. Letter Agreement, dated March 4, 1996, between Parent and Irwin W. Uran.

                 14. Letter Agreement, dated March 4, 1996, between Parent and James L. Sadler.

                 15. Letter Agreement, dated March 4, 1996, between Parent and John H. Sadler.

                 16. Amendment No. 2 to Rights Agreement, dated as of March 4, 1996, between Guardsman Products, Inc. and Chemical Bank, as Rights Agent.

                 17. Acknowledgement by James L. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.

                 18. Acknowledgement by John H. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 8, 1996


                                  LP ACQUISITION CORPORATION

                                  By:     /s/ Douglas W. Huemme
                                          ----------------------------
                                  Name:   Douglas W. Huemme
                                  Title:  President and Chief Executive Officer



                                  LILLY INDUSTRIES, INC.

                                  By:     /s/ Douglas W. Huemme
                                          ----------------------------
                                  Name:   Douglas W. Huemme
                                  Title:  President and Chief Executive Officer

                               13D EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION

1. Agreement, dated as of March 4, 1996, between Purchaser and Parent relating to the joint filing of this Schedule 13D.

2. Commitment Letter, dated February 8, 1996, between Parent and NBD Bank, N.A., as amended by First Amendment, dated March 4, 1996.

3.               Offer to Purchase, dated March 8, 1996.

4.               Letter of Transmittal.

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

6.               Notice of Guaranteed Delivery.

7. Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

8. Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

9.               Text of Press Release, dated March 4, 1996.

10.              Summary Advertisement, dated March 8, 1996.

11. Confidentiality Agreement, dated December 13, 1995, between Parent and Guardsman Products, Inc.

12. Merger Agreement, dated March 4, 1996, by and between Parent, Purchaser and Guardsman Products, Inc.

13.              Letter Agreement, dated March 4, 1996, between Parent and
                 Irwin W. Uran.

14.              Letter Agreement, dated March 4, 1996, between Parent and
                 James L. Sadler.

15.              Letter Agreement, dated March 4, 1996, between Parent and John
                 H. Sadler.

16. Amendment No. 2 to Rights Agreement, dated as of March 4, 1996, between Guardsman Products, Inc. and Chemical Bank, as Rights Agent.


17. Acknowledgement by James L. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.

18. Acknowledgement by John H. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.